Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 11, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Golar LNG Limited Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 2, 2016 File No. 000-50113

Dear Ms. Shenk,

Reference is made to the annual report for the period ended December 31, 2015 (the "Form 20-F") of Golar LNG Limited (the "Company") filed with the U.S. Securities and Exchange Commission (the "Commission") on May 2, 2016.

By letter dated July 12, 2015 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided comments to the Form 20-F. On behalf of the Company, we submitted the Company's responses to the First Comment Letter on August 11, 2016.

By letter dated September 8, 2016 (the "Second Comment Letter"), the Staff provided further comments to the Form 20-F. This letter sets forth the responses of the Company to the Second Comment Letter.

Form 20-F for the Fiscal Year ended December 31, 2015

Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Vessels and Impairment, page 84

1.	Refer to your response to prior comment 1. You state you obtained third party shipbroker valuations for all of your vessels, which implies fair values of your vessels were based on these valuations. However, on page 85 you disclose that your valuation approach is to make an estimate of future net cash flows which implies fair values are based on discounted cash flows. Please clarify for us the basis for determining the fair value of your vessels, and in particular, those that are being/expected to be converted into FLNGs.

The Company clarifies that for the purpose of its impairment review of its vessels, the Company referred to third party shipbroker values as an approximation of market value for the purpose of determining whether an impairment trigger existed requiring performance of a recoverability test. Shipbroker values are commonly used and accepted by the Company's lenders for determining compliance with the relevant covenants in the Company's credit facilities. As of December 31, 2015, the shipbroker values for four vessels, being the Hilli, the Gimi, the Gandria and the Golar Arctic, were below their carrying value. Accordingly, for its impairment assessment the Company performed a recoverability test, comparing the estimated undiscounted net cash flows to their carrying value. For each of these four vessels, the forecast undiscounted net cash flows were in excess of the carrying value, and accordingly, there was no requirement to estimate fair value and thus we did not record an impairment.

Additionally, in connection with the Company's "Vessel Market Values" disclosure on pages 85-86 of the 20-F, the Company clarifies that the following approach was adopted for each of its vessels:

For the Hilli, which is currently undergoing its conversion to an FLNG vessel, a discounted cash flow approach was adopted given the unique nature of the vessel and that the FLNG markets are considered to be illiquid, difficult to observe and therefore judgmental, no broker valuations exist for this vessel as an FLNG.

In relation to the Gimi and the Gandria, although these vessels are earmarked for conversion to FLNG vessels, instead of the discounted cash flow approach adopted for the Hilli, for consistency with the methodology applied in their impairment analysis for the performance of the recoverability test and consistent with the balance sheet presentation for these assets (they are not presented as assets under development as FLNG conversions), the Company disregarded the more favorable FLNG cash flows in its analysis for estimating their recoverability. Instead, for the purpose of this vessel market values disclosure, an estimate was based on third party shipbroker values for these vessels assuming they're operating as LNG carriers/FSUs.

Similarly, for the Company's 11 newbuild LNG carriers delivered between 2013 and 2015, which are operating in the spot market, the Company referred to the estimated market values as provided by third party shipbrokers as the basis for its fair market value disclosures, as these are readily available for such vessels.

2.	In your response to prior comment 2, you state the estimate of market values of your vessels is based on market values that have been received from third party shipbrokers. You state in your response to prior comment 1 that broker value was lower than the carrying value for four vessels (Hilli, Gimi, Gandria and Golar Arctic). On page 86, you disclose that the fair market value of your owned vessels, except for the Golar Arctic, would not be lower than their respective historical book values. Additionally, on page 84 you specifically disclose that the fair value of the Hilli was substantially higher than its carrying value at December 31, 2015. Please reconcile for us the assertions in the preceding three sentences.

The Company clarifies that in relation to the Hilli, which is currently undergoing its conversion to a FLNG vessel, a discounted cash flow approach was adopted which incorporated FLNG related assumptions into the calculations. Based on this, despite the fact that a broker valuation for the Hilli as an LNG carrier/FSU was lower than its carrying value, the Company concluded that the fair value of the Hilli was substantially higher than its carrying value as of December 31, 2015. Given the unique nature of this vessel, and her conversion, no broker valuations exist as an FLNG.

As discussed in the Company's response to question 1 above, in relation to the Gimi and the Gandria, although these vessels are earmarked for conversion to FLNG vessels, a discounted cash flow approach as FLNGs was not adopted to estimate market value. Instead, an estimate of market value for these two vessels was based on third party shipbroker values as an LNG carrier/FSU. The result of which, was that as of December 31, 2015, the Gimi and the Gandria, would have indicated that the broker values were below their historical book values by approximately $8 million and $10 million, respectively. The Company acknowledges the Company's disclosure in the Form 20-F for the year ended December 31, 2015, as contained on page 86, should have been updated to include reference to these two vessels as being below their historical book values along with that of the Golar Arctic. The Company intends to address this in its future Form 20-F filings, to the extent similar facts and circumstances exist at each year end. Again, in accordance with the Company's impairment assessment, given the results of the recoverability test (i.e. forecast undiscounted cash flows were greater than the carrying value), no impairment was recorded.

Furthermore, as discussed in the Company's response to question 1 above, the Company clarifies that for the purpose of the "Vessel Market Values" disclosure with respect to its newbuild LNG carriers delivered between 2013 and 2015, which are currently operating in the spot market, third party shipbroker values were utilized as an estimate of market value. Based on this, the Company reconfirms that the third party shipbroker values were above the carrying value for each of these vessels.

3.	For Gimi and Gandria, you state in the response that you estimated the undiscounted cash flows assuming these vessels will be utilized as FSUs until they meet the criteria to be classified as assets under development as FLNGs. You also stated that you assumed cash flows starting January 2016. It appears these vessels are not in use or available for use while in lay up awaiting conversion. Please explain to us the feasibility of utilizing these vessels as FSUs while awaiting conversion into FLNGs. In your response, tell us what is necessary to place these vessels into service and the timeframe to do so.

Notwithstanding the fact the Company intends to convert these vessels to FLNG vessels, the Company believes it remains technically and commercially feasible for these vessels to be utilized as FSUs. As the vessels are not committed and contracted for conversion, and therefore do not qualify as assets under development and accordingly are not presented as such in the Company's balance sheet, the Company's impairment review was carried out based on their most feasible use in their current state, that being as FSUs.

Arrangements to place these vessels in service would include reactivation of these vessels from lay-up, which was considered in the cash flow analysis and impairment review. An estimate of the potential reactivation costs was included in the forecast cash flows based on the Company's experience in reactivating similar aged and specification vessels, including past experience related to these specific vessels. The estimated time taken to place these vessels in service as FSUs is approximately three to six months. Furthermore, pursuant to reactivation, the vessels would enjoy a longer useful economic life than an ocean going LNG carrier, given the static non-ocean going nature of FSU operation. Finally as noted in our original response, with respect to the performance of the recoverability test for its impairment review, the Company's forecasts included a continued period of lay-up, prior to their reactivation as FSUs. Under either FSU or FLNG impairment analysis scenario's the vessels undiscounted cash flows are in excess of carrying value.

Notes to Consolidated Financial Statements
Note (13) Investment in Affiliates
Golar Partners, page F-35

4.	Refer to your response to prior comment 4. We believe that each of your ownership interests in Golar Partners should be accounted for using the equity method pursuant to ASC 323-30-25-1 and ASC 323-30-S99-1 in that (1) Golar Partners is organized as a partnership, (2) the distribution provisions of Golar Partners is representative of partnership qualities and (3) the guidance in ASC 323-30-35-3 referred to in your response is specific to limited liability companies and should not be analogized to the treatment of a partnership as a corporation. We also note your reference to ASC 810-20- 15-3, and presumably to the parenthetical within paragraph 3a therein that mentions limited liability companies. We do not believe this analogy is relevant in that this provision is only in the context of limited liability companies that are like partnerships. Please tell us the impact on your financial statements for each year presented in your filing of applying the equity method of accounting for each of your ownership interests in Golar Partners from their inception.

The Company continues to believe that the application of ASC 323-10 is appropriate for its particular fact pattern, and thus although Golar Partners is legally a partnership, the Company believes it appropriate to view its investments as those of investments in a corporation.

In response to the Staff's request regarding the impact to the Company's financial statements for each year presented in the Form 20-F of applying the equity method of accounting for each of the Company's ownership interests in Golar Partners, the Company has prepared unaudited preliminary calculations. These preliminary calculations indicate that the potential adjustment and thus impact to the following line items in each of the Company's statements is as follows:

Incremental income (expense) to the following line items in the Consolidated Statements of Operations for the years ended December 2015, 2014, and 2013

(in thousands of $)

	2015	2014	2013
Gain on disposals to Golar Partners (including amortization of deferred gain)	8,363	584	(19,305)
Operating (loss) income	**8,363**	**584**	**(19,305)**
Dividend income	(15,174)	(27,203)	(30,951)
Loss on sale of available-for-sale securities			
Total other non-operating income	**(6,811)**	**(26,619)**	**(50,256)**
Net financial (expense) income	3,011	-	765
(Loss) income before equity in net earnings of affiliates, income taxes and non-controlling interests	**(3,800)**	**(26,619)**	**(49,491)**
Equity in net earnings of affiliates	40,740	21,323	(13,036)
Net (loss) income	**36,940**	**(5,296)**	**(62,527)**
Net (loss) income attributable to Golar LNG Limited stockholders	**36,940**	**(5,296)**	**(62,527)**

Incremental income (expense) to the following line items in the Consolidated Statements of Comprehensive Income for the years ended December 2015, 2014, and 2013

(in thousands of $)

	2015	2014	2013
Net (loss) income	**36,940**	**(5,296)**	**(62,527)**
Net (loss) gain on cash flow hedges (including share of affiliates)	(3,948)	176	4,005
Net (loss) gain on investments in available-for-sale securities	44,359	(7,955)	(1,885)
Other comprehensive income	**40,411**	**(7,779)**	**2,120**
Comprehensive (loss) income	**77,351**	**(13,075)**	**(60,407)**

Incremental increase (decrease) to the following line items in the Consolidated Balance Sheets as of December 2015 and 2014

(in thousands of $)

	2015	2014
Investments in available-for-sale securities	(25,530)	(275,307)
Investments in affiliates	228,593	409,382
Cost method investments	(196,825)	(196,825)
Total assets	**6,238**	**(62,750)**
Other long-term liabilities	(10,341)	(18,703)
Total liabilities	**(10,341)**	**(18,703)**
Total stockholders' equity	**4,103**	**81,453**
Total equity	**4,103**	**81,453**
Total liabilities and equity	**(6,238)**	**62,750**

Incremental increase (decrease) to the following line items in the Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013

(in thousands of $)

There is no change to net cash flows for any of the periods presented.

Attached as Exhibit A is a letter signed by the Company which includes the written statement referenced in the Staff's comments.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.

Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

Exhibit A

Golar LNG
INCORPORATED IN BERMUDA

October 11, 2016

Ladies and Gentlemen:

Reference is made to the letter dated September 8, 2016 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Golar LNG Limited (the "Company") for the fiscal year ended December 31, 2015, filed with the Commission on May 2, 2016.

The undersigned registrant hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

GOLAR LNG LIMITED

By: ______________________
Name: Brian Tienzo
Title: Principal Financial Officer

SK 03849 0004 7206197

GOLAR LNG LIMITED www.golarlng.com
2ND FLOOR SE PEARMAN BLDG 9 PAR-LA-VILLE ROAD HAMILTON HM 11 BERMUDA
T +1 441 295 4705